Exhibit 99.1

DHX MEDIA LTD.

AMENDED AND RESTATED STOCK OPTION PLAN

1. PURPOSE OF THE PLAN

1.1 This Stock Option Plan has been established by the Company to provide long-term incentives to attract, motivate and retain certain key employees, directors and officers of, and consultants providing services to, the Company.

2. DEFINITIONS

2.1 In this Plan, the following terms have the following meanings:

“Associate” has the meaning ascribed to that term in the Securities Act (Nova Scotia);

“Board” means the board of directors of the Company;

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Nova Scotia;

“Canadian” has the meaning set forth in the Broadcasting Act (Canada) or as specified in any regulation or direction made thereunder, as the same may be amended, supplemented or replaced, from time to time, including, without limitation, the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the Broadcasting Act, a copy of which is attached to this Plan as Exhibit “A”;

“Company” means DHX Media Ltd., its subsidiaries and their respective successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or the Committee that has been designated for that purpose by the Company;

“Committee” means a committee, if any, created by the Board to administer the Plan pursuant to the provisions contained herein;

“Consultant” means a person providing on-going services to the Company excluding, for greater certainty, a director of the Company;

“Corporate Transaction” means a merger, amalgamation or plan of arrangement involving the Company, acquisition or take-over bid of the Company, or similar transaction, in each case resulting in a Change of Control (as defined below), or sale of all or substantially all of the assets of the Company. A “Change of Control” shall occur in the event of either (A) an acquisition of voting securities of the Company to which are attached in excess of 50% of the votes attaching to all outstanding voting securities of the Company or (B) if the Company is not the surviving corporation following completion of a Corporate Transaction, a transaction whereby the shareholders of the Company immediately before the transaction hold less than 50% of the shares of the surviving corporate entity or purchaser;

“Date of Grant” of an Option means the date the Option is granted to a Participant under the Plan;

“Designated Number” has the meaning ascribed to it in Subsection 3.2(a) hereof;

“Designated Percentage” has the meaning ascribed to it in Subsection 3.2(c) hereof;

“Earliest Exercise Date” has the meaning ascribed to it in Subsection 3.2(d) hereof;

“Effective Date” means the 22 day of March 2006, when this Plan was originally approved by the Board;

“Eligible Person” has the meaning ascribed to it in Section 3.1 hereof;

“Exercise Notice” has the meaning ascribed to it in Subsection 3.5(a) hereof;

“Exercise Notice Deadline” means the earlier of (i) 5:00 p.m. (Halifax time) on the date which is the 180th day following the date of the death of the Participant and (ii) the Expiry Time;

“Expiry Time” means, in relation to an Option, 5:00 p.m. (Halifax time) on the Latest Exercise Date;

“Insider” means:

(i)	an insider as defined in the Securities Act (Nova Scotia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(ii)	an Associate of any person who is an insider by virtue of (i), above;

“Latest Exercise Date” has the meaning ascribed to it in Subsection 3.2(e) hereof;

“Market Price” on any date means, in respect of the Shares, the closing price of the Shares on the trading day immediately preceding such date on the quotation system or stock exchange on which the greatest volume of trading of Shares has occurred on that trading day;

“Option” means a right granted under the Plan to a Participant to purchase Shares in accordance with the Plan;

“Option Price” has the meaning ascribed to it in Subsection 3.2(b) hereof;

“Option Year” in respect of an Option means the year commencing on the Earliest Exercise Date of the Option or on any anniversary of such date, and ending prior to or on the Latest Exercise Date;

“Participant” means an Eligible Person who has agreed to participate in the Plan on such terms as the Company may specify at the time he or she is designated as an Eligible Person;

“Plan” means this Stock Option Plan, as amended and restated from time to time;

“Shares” means Common Voting Shares and Variable Voting Shares of DHX Media Ltd., and include any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

“Share Compensation Arrangement” means the Plan, an employee stock purchase plan or any other compensation or incentive plan involving the issuance or potential issuance of Shares to Participants, including a purchase of Shares from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

“Unexercisable Shares” has the meaning ascribed to it in Subsection 3.5(b) hereof;

“US Optionee” has the meaning ascribed to it in Section 9.1 hereof;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“Vesting Date” has the meaning ascribed to it in Subsection 3.2(c) hereof.

2.2 In this Plan, unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

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3. GRANT OF OPTIONS AND TERMS

3.1 The Company may, from time to time, designate any persons, including one or more directors of the Company, bona fide full-time employees of the Company or Consultants, as “Eligible Persons” for the purposes of the Plan. If an Eligible Person executes and delivers to the Company a letter agreement as set out in Schedule “A” and thereby agrees to participate in the Plan on the terms and conditions specified by the Company, he or she shall become a Participant in the Plan.

3.2 The Company may, from time to time, grant an Option to a Participant to acquire Shares in accordance with the Plan. In granting such Option, subject to the provisions hereof, the Company shall designate,

(a)	the maximum number (the “Designated Number”) of Shares which the Participant may purchase under the Option. Options granted to a Participant who is a “Canadian” will be exercisable for Common Voting Shares, and options granted to a Participant who is not a “Canadian” will be exercisable for Variable Voting Shares;

(b)	the price (the “Option Price”) per Share at which the Participant may purchase his or her Shares under the Option, which price shall be determined by the Company in accordance with Section 3.3 hereof;

(c)	a percentage of the Designated Number (the “Designated Percentage”), determined in accordance with Section 3.4 hereof, representing the maximum number of Shares that may be purchased by a Participant pursuant to the exercise of that Option in each year during the term of such Option, and the date after which such Shares may be purchased (the “Vesting Date”); provided that if a Participant exercises an Option and purchases fewer Shares than the Designated Percentage in any year during the term of the Option, any remaining portion of the Designated Percentage of Shares shall be available for purchase at any time subsequent to the Vesting Date for such Option and prior to the Expiry Time, in addition to Shares otherwise becoming available to the Participant for purchase after any subsequent Vesting Date;

(d)	the earliest date (the “Earliest Exercise Date”) on which the Option may be exercised, which may be the Date of Grant; and

(e)	the latest date (the “Latest Exercise Date”) on which the Option may be exercised, which shall be no later than seven (7) years after the Date of Grant; and

3.3 The Option Price in respect of an Option shall be determined by the Company, but shall be not less than the Market Price of the applicable class of the Company’s Shares on the Date of Grant of the Option provided that if the Shares are not then traded on a stock exchange or on a quotation system, the Option Price shall be the fair market value of the Shares as of the Date of Grant, as determined in good faith by the Board.

3.4 The Designated Percentage in respect of an Option shall be determined by the Company in its sole discretion, however, if the Company does not specify otherwise, then the Designated Percentage shall be twenty-five percent (25%).

3.5 If a Participant should die and the circumstances specified in Section 3.6 had not occurred in relation to such Participant and such Participant, at the time of his or her death, held an Option(s) in respect of which the Expiry Time had not then occurred:

(a)	in the case of each Option so held by the deceased Participant which had vested and was exercisable with respect to some or all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant, the legal representatives of the deceased Participant shall be entitled to send a notice in writing (an “Exercise Notice”) to the Company advising that they wish to exercise such Option which notice, to be effective, must be actually received by the Company by no later than the Exercise Notice Deadline and must specify the number of Shares in respect of which such Option is wished to be exercised (provided that such exercise can only be in respect of up to that number of Shares that the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.5(b) hereof). In the event that:

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(i)	an effective Exercise Notice is actually received by the Company by no later than the Exercise Notice Deadline, then the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the Exercise Notice (provided that the maximum number of Shares which can be issued shall not exceed that number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.5(b) hereof), which issuance shall occur as soon as practicable thereafter. If the Exercise Notice so received is in respect of less than the maximum number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, such Option shall, subject to Subsection 3.5(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised; and

(ii)	an effective Exercise Notice is not actually received by the Company by the Exercise Notice Deadline, such Option shall, subject to Subsection 3.5(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised;

(b)	in the case of each Option so held by the deceased Participant which:

(i)	was not vested and was not exercisable with respect to all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant; and/or

(ii)	was not exercised on or prior to the Exercise Notice Deadline with respect to all of the Shares in respect of which it could have been exercised as at the date of the death of the deceased Participant,

(the Shares in respect of which such Option was then not exercisable or exercised being collectively referred to in this Subsection 3.5(b) as the “Unexercisable Shares”) such Option may, with the prior written consent of the Company (which consent may be given or withheld by the Company in its sole and arbitrary discretion), be exercised by the deceased Participant’s legal representatives with respect to up to that number of the Unexercisable Shares as the Company may, in its sole and arbitrary discretion, designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the deceased Participant, provided that any such exercise is made by the deceased Participant’s legal representatives pursuant to a written notice of exercise given by them to the Company on or prior to the earlier of 5:00 p.m. (Halifax time) on the date which is the 60th day following the giving of such notice by the Company and the Expiry Time and, if such a notice of exercise is given by the legal representatives of the deceased Participant, the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the notice of exercise, which issuance shall occur as soon as practicable thereafter.

3.6	(a) Except as otherwise provided in subsection 3.6(b) or in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	resigns or is removed or discharged as, or otherwise ceases to be, an employee or director or officer of the Company; or

(ii)	was engaged as a Consultant and is not an employee or director or officer of the Company, and such Participant resigns from such engagement, the engagement is terminated or otherwise ceases to be so engaged, immediately after the earlier of 5:00 p.m. (Halifax time) on the 90th day following the date of the occurrence of any such resignation, discharge, removal or termination other than by reason of death as contemplated in Section 3.5 (and without the requirement for any further act or formality including, without limitation, the giving of any notices) and the Expiry Time each and every Option granted to such Participant under the Plan, which has not been exercised by said time shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to the Shares in respect of such Option, regardless of whether or not such Option had vested with respect to such Shares.

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(b)	Except as otherwise provided in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	is discharged or terminated as an employee or officer of the Company for cause; or

(ii)	is removed as a director of the Company by action of the Board or the shareholders of the Company; or

(iii)	was engaged as a Consultant and is not an employee or officer of the Company, and the engagement is terminated by the Company for cause or breach of duty,

immediately upon the occurrence of any such discharge, removal or termination other than by reason of death as contemplated in Section 3.5 (and without the requirement of any further act or formality including, without limitation, the giving of any notices) each and every Option granted to such Participant under the Plan, which had not been exercised prior to such occurrence, shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to Shares in respect of such Options, regardless of whether or not such Option had vested with respect to such Shares.

For greater certainty, the Company shall in its sole and absolute discretion determine whether “cause” or a “breach of duty” exists with respect to a discharge or termination.

3.7 In the event that there is a restatement of any financial statements of the Company due to a material error or material noncompliance with any applicable financial reporting requirement under applicable securities laws or other applicable laws, regulations or rules, and (i) a Participant who is a current or former executive officer or senior employee of the Company receives Options under the Plan which were either granted, earned or vest based on the achievement of financial results in such restated financial statements, and (ii) the number of Options granted, earned or vested would have been lower had the restated financial statements been properly reported, then, upon the recommendation of the Committee, if applicable, the Board may, in its sole discretion and to the extent that it determines it is in the best interests of the Company to do so or that it is required under applicable securities laws, require the Participant to forfeit or repay (A) the number of Options (if the Options are still held), (B) the number of underlying Shares (if the Options have been exercised), or (C) the sale proceeds (if the Options have been exercised and the underlying Shares have been sold) relating to the year(s) subject to the restatement or received upon exercise in or following the year(s) subject to the restatement that is in excess of the number or sale proceeds the executive would have received if the Option grant, earning or vesting had been determined in accordance with the financial results as restated, calculated on a pre-tax basis. With respect to any U.S. Optionee, any recovery of incentive compensation covered by Section 409A of the U.S. Code (as defined below) shall be implemented in a manner which complies with Section 409A of the U.S. Code.

3.8 Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect the employment or engagement of any Eligible Person with the Company.

3.9 The Company shall in its sole discretion, subject only to the terms of this Plan, determine the terms of all Options.

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4. EXERCISE OF PARTICIPANTS’ OPTIONS

4.1 Subject to earlier termination as provided for in Sections 3.5, 3.6 and 6.3, a Participant’s Option shall terminate and may not be exercised after the Latest Exercise Date. Except that if a Participant cannot exercise an option because the end of the option period falls during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Participant, the expiry date will be 10 business days after that Blackout Period ends. “Blackout Period” means the period during which the relevant Participant of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

4.2 Other than as provided for in Sections 3.5, 3.6 and 6.3, the exercise of an Option under the Plan shall be made by submitting to the Company a notice substantially similar to that attached as Schedule “B”, specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and accompanied by a certified cheque or other means of cash payment satisfactory to the Company in the amount of the aggregate Option Price for such number of Shares. As of the day the Company receives such notice and such payment, the Participant (or the person claiming through him or her, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised.

4.3 Upon the exercise of any Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, prior to the issuance of the Shares.

4.4 Upon the disposition of any Shares acquired through the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, as a condition to the registration of the transfer of such Shares on its books. Whenever payments are to be made under the Plan to the Company in cash or by certified cheque, such payments shall be net of any amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements.

4.5 Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of applicable securities law and the requirements of any stock exchange or consolidated stock price reporting system on which prices for the Shares are quoted at any given time. As a condition to the exercise of an Option, the Company may require the person exercising such Option to provide certain representations, warranties and certifications to the Company to satisfy such requirements.

4.6 Unless such securities are registered under the U.S. Securities Act, the certificates representing any Shares issued in the United States shall, until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state securities laws and regulations, bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

5. MAXIMUM NUMBER OF SHARES TO BE ISSUED UNDER THE PLAN

5.1 Subject to adjustment as provided in this Plan, the maximum number of Shares that may be issued to Participants under all Share Compensation Arrangements in aggregate across both classes of Shares shall not exceed such number which represents 8.5% of the issued and outstanding Shares of the Company in aggregate across both classes of Shares from time to time, to be allocated among the Share Compensation Arrangements as determined by the Committee from time to time. As a result, should the Company issue additional Shares in the future, the number of Shares issuable under the Share Compensation Arrangements will increase accordingly. This Plan of the Company is considered as an “evergreen” plan, since the Shares covered by Options which have been exercised shall be available for subsequent grants under this Plan.

5.2 Non-employee directors of the Company shall not, in any single year, be granted Options with a fair value greater than $100,000 calculated as of the Date of Grant.

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5.3 The Plan together with all of the Company’s other Share Compensation Arrangements (including without limitation the Company’s Share Purchase Plan) shall not result in any time in:

(a)	The number of securities issuable to Insiders, at any time, under all security based compensation arrangements, exceeding 10% of issued and outstanding securities of the Company; and

(b)	The number of securities issued to Insiders, within any one year period, under all security based compensation arrangements, exceeding 10% of issued and outstanding securities of the Company.

5.4 If any Option is terminated, cancelled or has expired without being fully exercised, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan, provided that any such termination or cancellation of Options shall be conducted in accordance with the applicable rules of any stock exchange upon which the Shares of the Company are listed.

6. ANTI-DILUTION AND CHANGE OF CONTROL PROVISIONS

6.1 Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment shall be made to any Options then outstanding and in the Option Price in respect of such Options. Such adjustment shall be made by the Board and, subject to applicable law, shall be conclusive and binding for all purposes of the Plan.

6.2 The Company shall not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Share that would, except for the provisions of this Section 6.2, be deliverable upon the exercise of any Option shall be cancelled and not be deliverable by the Company.

6.3 In the event of a Corporate Transaction, each Option will terminate immediately prior to the specified effective date of the Corporate Transaction, unless the Option is assumed by the successor corporation or parent thereof in connection with the Corporate Transaction. Upon Board approval of a Corporate Transaction, the Company many give notice to each Participant which will require the Participant to deal with his Shares acquired through the exercise of his Options in the manner directed by the Company in the notice to ensure the Participant’s participation in the Corporate Transaction. The Board or the Committee, as the case may be, may, in its sole discretion and subject to such conditions as the Board or Committee considers appropriate, at any time after the grant of an Option, determine the acceleration, if any, of the vesting provisions for any Option in the event of a Corporate Transaction, except that any such determination regarding the acceleration of the vesting of an Option in the event of a Corporate Transaction shall require (i) the termination of the Participant’s employment with the Company without “cause” or the resignation of the Participant following the Corporate Transaction because of a material reduction or material change in job responsibilities and (ii) with respect to any performance-based Options granted under the Plan, vesting of an Option shall be dependent on achievement of the applicable performance criteria as of the date of the Corporate Transaction and/or be prorated to the date of the Corporate Transaction, as applicable.

7. INTENTIONALLY DELETED

8. ACCOUNTS AND STATEMENTS

8.1 The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Number, the Option Price of each Option, the Vesting Date or Dates, the Latest Exercise Date or Dates, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is provided to the Company within thirty (30) days after such statement is given to the Participant.

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9. OPTIONS GRANTED TO US RESIDENTS OR CITIZENS

9.1 Any Option granted under this Plan to a Participant who is a citizen or resident of the United States (including its territories, possessions and all areas subject to the jurisdiction) (a “U.S. Optionee”) will be a non-qualified stock option. A non-qualified stock option is an Option that does not qualify as an “incentive stock option” within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, (the “U.S. Code”). Options granted to U.S. Optionees are intended to be exempt from Section 409A of the U.S. Code. Accordingly, the following will apply to such Options:

(a)	Options may only be granted to U.S. Optionees who are directors, bona fide full-time employees or consultants of DHX Media Ltd. or any subsidiary in which DHX Media Ltd. owns equity (directly or indirectly) representing at least fifty percent (50%) of the vote or value;

(b)	Shares must be common shares constituting “service recipient stock” as set forth in U.S. Treasury Regulation Section 1.409A-1(b)(5)(iii) and may not (a) have any preference as to distributions other than distributions of service recipient stock and distributions upon liquidation of DHX Media Ltd. or (b) be subject to a mandatory repurchase obligation (other than a right of first refusal), or a put or call right that is not a lapse restriction as defined in U.S. Treasury Regulation Section 1.83-3(i), if the Share price under such right or obligation is based on a measure other than the fair market value (disregarding lapse restrictions as defined in U.S. Treasury Regulation Section 1.83-3(i)) of the Share;

(c)	The exercise price per Share may never be less than the fair market value of the underlying Share (determined in accordance with Section 409A of the U.S. Code) as of the Date of Grant and the number of shares subject to the Option must be fixed on the Date of Grant;

(d)	The Option may not include any feature for the deferral of income recognition beyond the later of the (a) the exercise or earlier disposition of the option or (b) the substantial vesting of the Shares underlying the Option (determined in accordance with U.S. Treasury Reg. Section 1.83-3(b)) acquired pursuant to the exercise of the Option;

(e)	The Option may not be modified, and the Latest Exercise Date/Expiry Time may not be extended (including as a result of any Blackout Period), unless such modification or extension would not cause the Option to violate Section 409A of the U.S. Code; and

(f)	Any adjustment to the Options or the Shares including, without limitation, pursuant to Section 6.1 of the Plan, shall be consistent with the provisions of Section 409A of the U.S. Code so as not to cause the Option to violate Section 409A of the U.S. Code.

Notwithstanding the foregoing, neither the Company, the Board, the Committee, nor any officer, director, employee, agent or representative of the foregoing shall be liable to any Participant or his or her estate, heirs or beneficiaries for any taxes relating in any way to the Options, including, without limitation, as a result of the application of Section 409A of the U.S. Code to such Options.

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10. NOTICES

10.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(a)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be; or

(b)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Company’s records.

10.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid (provided that the postal service is then in operation) or delivering it to the Company at the following address:

DHX Media Ltd.

1478 Queen St.

Halifax, Nova Scotia B3J 2H7

Canada

Attention: Chief Financial Officer

10.3 Any payment, notice, statement, certificate or other instrument referred to in Sections 8.1 or 10.2 hereof, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

11. GENERAL

11.1 The Board reserves the right at any time and from time to time, subject to any regulatory or stock exchange approval that may be required, to amend the Plan in whole or in part, without prior notice to or approval by the shareholders.  Examples of circumstances where the Board of Directors may make amendments without shareholder approval include, without limitation, amendments that would:

(a)	make housekeeping or clerical changes;

(b)	clarify any provision in the plan;

(c)	amend the Plan or Options under the Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant’s employment or cessation of the participant’s directorship;

(d)	ensure compliance with applicable laws, regulations or policies of any governmental authority or relevant stock exchange;

(e)	change the class of Participants eligible to participate in the plan;

(f)	advancing the date on which any Option may be exercised or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 7 years from the date the option is granted;

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Notwithstanding anything contained herein to the contrary, no amendment to the Plan requiring the approval of the shareholders of the Company under any applicable securities laws or requirements (including without limitation the TSX rules and policies) shall become effective until such approval is obtained. In addition to the foregoing, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders shall be required for:

(g)	any amendment to the provisions of this Section 11.1;

(h)	any increase in the maximum number of Shares issuable under the Plan;

(i)	any amendment to the limit prescribed by Section 5.2 above;

(j)	any change in the Option Price and Latest Exercise Date of Options held by Insiders (other than an adjustment under Section 6.1, subject to Section 9.1(f) of the Plan);

(k)	any amendment that would extend the Latest Exercise Date of any outstanding Option (other than an extension due to a Blackout Period as set forth in Section 4.1 of the Plan, subject to Section 9.1(e) of the Plan);

(l)	any material increase in benefits to Participants, including any material change to: (i) permit a repricing (or decrease in Option Price) of outstanding Options (other than an adjustment under Section 6.1, subject to Section 9.1(f) of the Plan), (ii) reduce the price at which Shares or Options to purchase Shares may be offered (other than an adjustment under Section 6.1, subject to Section 9.1(f) of the Plan), or (iii) extend the duration of the Plan;

(m)	any material expansion of the class of Participants eligible to participate in the Plan;

(n)	any expansion in the types of options or awards provided under the Plan; and

(o)	any amendment that would permit a Participant to assign or otherwise transfer an Option granted under the Plan, other than for estate planning purposes.

11.2 Notwithstanding Section 11.1, the Company is prohibited from repricing any Option granted under the Plan.

11.3 The Company shall have the power to make such rules and regulations for the administration of this Plan, and to interpret the provisions hereof and of such rules and regulations, as it shall in its sole discretion determine to be appropriate.

11.4 The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

11.5 The Board or Committee may from time to time delegate all or any of its powers under the Plan to one or more directors or officers of the Company who shall thereupon exercise such of the powers herein given to the Board or the Committee as may be delegated by it in accordance with any express directions of the Board or Committee from time to time.

11.6 The Plan shall enure to the benefit of and be binding upon the Company, its successors and assigns. The interest of any Participant under the Plan or in any Option shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner whatsoever and, during his lifetime, shall be vested only in him or her, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Participant in accordance with the terms hereof.

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11.7 The Company’s obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the listing of such Shares on any stock exchange on which any of the Shares of the Company may be listed. As a condition of participating in the Plan, each Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

11.8 No Participant shall have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

11.9 No Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate that Participant’s employment at any time. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

11.10 The Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or disability of any Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan, and (ii) the impact, if any, of any such leave of absence on awards under the Plan theretofore made to any Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Options to expire and the impact upon the time or times such Options shall become exercisable).

11.11 This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Nova Scotia and the federal laws of Canada applicable therein, except to the extent U.S. tax law applies for a U.S. Optionee.

11.12 This Plan is hereby instituted and in effect as of the Effective Date.

***

11

EXHIBIT “A”

Direction to the CRTC (Ineligibility of Non-Canadians)

SOR/97-192

BROADCASTING ACT

Whereas, pursuant to subsection 26(4) of the Broadcasting Act, the Minister of Canadian Heritage has consulted with the Canadian Radio-television and Telecommunications Commission with regard to the annexed Direction to the CRTC (Ineligibility of Non-Canadians);

Therefore, His Excellency the Governor General in Council, on the recommendation of the Minister of Canadian Heritage, pursuant to subsection 26(1) of the Broadcasting Act, hereby issues the annexed Direction to the CRTC (Ineligibility of Non-Canadians).

INTERPRETATION

1.	The definitions in this section apply in this Direction.

“acquiring corporation” means a corporation referred to in paragraph 17(2)(a) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667. (acquéreur)

“affiliate corporation” means, in relation to a qualified successor,

(a) a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act or any of its subsidiary corporations;

(b) an acquiring corporation or any of its subsidiary corporations; or

(c) a corporation that controls the corporations referred to in paragraphs (a) and (b), or any of its subsidiary corporations. (société affiliée)

“Canadian” means

(a) a citizen within the meaning of subsection 2(1) of the Citizenship Act who is ordinarily resident in Canada;

(b) a permanent resident within the meaning of subsection 2(1) of the Immigration Act who is ordinarily resident in Canada and has been ordinarily resident in Canada for not more than one year after the date on which that person first became eligible to apply for Canadian citizenship;

(c) a Canadian government, whether federal, provincial or local, or an agency thereof, subject to the Direction to the CRTC (Ineligibility to Hold Broadcasting Licences);

(d) a corporation without share capital where a majority of its directors are appointed or designated, either by their personal names or by their names of office, by one or more of the following, namely,

(i) a federal or provincial statute or any regulation made thereunder,

(ii) the Governor in Council or the lieutenant governor in council of a province, and

(iii) a minister of the Crown in right of Canada or a province;

(e) a qualified corporation;

(f) a qualified mutual insurance company;

(g) a qualified pension fund society;

(h) a qualified cooperative; or

(i) a qualified successor

(i) for the purpose of holding a broadcasting distribution undertaking licence, or

(ii) for the purpose of beneficially owning, directly or indirectly, 50 per cent or less of all the issued and outstanding voting shares, and 50 per cent or less of the votes, of a qualified corporation that holds a broadcasting licence for a distribution undertaking only. (Canadien)

“control” means control in any manner that results in control in fact, whether directly through the ownership of securities or indirectly through a trust, an agreement or arrangement, the ownership of a corporation or otherwise. (contrôle)

“director” means a person who is a member of the board of directors of a corporation or, where the corporation has no directors, a person performing functions that are similar to the functions performed by directors. (administrateur)

“independent member” means a person who is not an officer or employee of, or a contractor who provides goods or services to, a qualified successor or any of its affiliate corporations, who is not a director of any affiliate corporations of the qualified successor, and in respect of whom there are no considerations that could reasonably be anticipated to interfere with the person’s ability to act in the best interests of the qualified successor. (membre indépendant)

“non-Canadian” means a person or entity that is not a Canadian. (non-Canadien)

“qualified cooperative” means a cooperative, not less than 80 per cent of the members of which are Canadians, that is established under an Act of Parliament or under any provincial legislation that relates to the establishment of cooperatives. (coopérative qualifiée)

1

“qualified corporation” means a corporation incorporated or continued under the laws of Canada or a province, where

(a) the chief executive officer or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and not less than 80 per cent of the directors are Canadians;

(b) in the case of a corporation having share capital, Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 80 per cent of all the issued and outstanding voting shares of the corporation and not less than 80 per cent of the votes; and

(c) in the case of a corporation that is a subsidiary corporation,

(i) the parent corporation is incorporated or continued under the laws of Canada or a province,

(ii) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, not less than 66 2/3 per cent of all of the issued and outstanding voting shares of the parent corporation and not less than 66 2/3 per cent of the votes, and

(iii) the parent corporation or its directors do not exercise control or influence over any programming decisions of the subsidiary corporation where

(A) Canadians beneficially own and control, directly or indirectly, in the aggregate and otherwise than by way of security only, less than 80 per cent of the issued and outstanding voting shares of the parent corporation and less than 80 per cent of the votes,

(B) the chief executive officer of the parent corporation or, where the parent corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer is a non-Canadian, or

(C) less than 80 per cent of the directors of the parent corporation are Canadian. (personne morale qualifiée)

“qualified mutual insurance company” means a mutual insurance company, the head office and principal place of business of which are in Canada and not less than 80 per cent of the board of directors and of each committee of the directors of which are Canadians. (société mutuelle d’assurance qualifiée)

“qualified pension fund society” means a pension fund society, not less than 80 per cent of the board of directors of which and of each committee of the directors of which are Canadians, and that is established under An Act to incorporate the Guarantee and Pension Fund Society of the Dominion Bank, S.C. 1887, c. 55, An Act to incorporate the Pension Fund Society of the Bank of Montreal, S.C. 1885, c. 13, the Pension Fund Societies Act, R.S., 1985, c. P-8, or under any provincial legislation that relates to the establishment of pension fund societies. (société de caisse de retraite qualifiée)

“qualified successor” means a corporation referred to in paragraph 17(2)(b) or (c) of the Canadian Telecommunications Common Carrier Ownership and Control Regulations as they read on October 25, 1994, registered as SOR/94-667, incorporated or continued under the laws of Canada or a province and directly controlled by a Canadian carrier referred to in subsection 16(2) of the Telecommunications Act, or by its acquiring corporation, where

(a) the control of the Canadian carrier and its acquiring corporation has remained unchanged since the date of the coming into force of this Direction;

(b) the chief executive officer of the corporation or, where the corporation has no chief executive officer, the person performing functions that are similar to the functions performed by a chief executive officer, and all its directors are Canadians;

(c) all the voting shares of the corporation that are not beneficially owned and controlled by the Canadian carrier or its acquiring corporation are beneficially owned and controlled by Canadians;

(d) in the case of a corporation referred to in subparagraph (i)(ii) of the definition ”Canadian”, all the voting shares of the qualified corporation that are not beneficially owned by the corporation are beneficially owned and controlled by Canadians;

(e) the corporation operates only in the operating territory of the Canadian carrier;

(f) the corporation does not beneficially own, directly or indirectly, voting shares of a corporation that holds a broadcasting distribution undertaking licence and that operates outside of the operating territory of the Canadian carrier;

(g) the directors of the corporation and its officers have complete and exclusive control over all programming decisions and

(i) at least 33 1/3 per cent of the directors are independent members, and

(ii) a quorum at any meeting of the directors or of any committee of the directors must include at least one independent member; and

(h) no parent corporation or affiliate corporation of the corporation exercises any control or influence over any programming decisions of the corporation. (ayant droit qualifié)

2

“subsidiary corporation” means a corporation that is controlled by another corporation. (filiale)

“voting share” means a share of any class of shares of a corporation carrying voting rights under all circumstances or by reason of any event that has occurred and is continuing or by reason of a condition that has been fulfilled, and includes

(a) a security that is convertible into such a share at the time a calculation of the percentage of shares owned and controlled by Canadians is made; and

(b) an option or a right to acquire such a share, or the security referred to in paragraph (a), that is exercisable at the time the calculation referred to in that paragraph is made. (action avec droit de vote)

DIRECTION

2.	The Canadian Radio-television and Telecommunications Commission is hereby directed that no broadcasting licence may be issued, and no amendments or renewals thereof may be granted, to an applicant that is a non-Canadian.

3.	Where the Canadian Radio-television and Telecommunications Commission determines that an applicant is controlled by a non-Canadian, whether on the basis of personal, financial, contractual or business relations or any other considerations relevant to determining control, other than the beneficial ownership and control of the voting shares of a qualified successor by a Canadian carrier or its acquiring corporation, the applicant is deemed to be a non-Canadian.

REPEAL

4.	The Direction to the CRTC (Ineligibility of Non-Canadians)is repealed.

COMING INTO FORCE

5.	This Direction comes into force on April 8, 1997.

3

SCHEDULE “A”

[LETTERHEAD OF DHX MEDIA LTD.]

TO: [Name of Eligible Person]

You have been designated as an Eligible Person under the Stock Option Plan of DHX Media Ltd. (the “Plan”), and assuming that you become a Participant in the Plan by signing this letter, the details of the non-assignable Option which has been granted to you under the Plan are as follows:

(a)	Date of Grant:

(b)	Designated Number (maximum
number of shares which you
may purchase under this Option):

(c)	Option Price (price per share):

(d)	Earliest Exercise Date:

(e)	Latest Exercise Date:

(f)	Vesting Date and Designated Percentage (% of Designated Number you may purchase each year after the applicable Vesting Date):

Vesting Date	Designated Percentage

If you are a “Canadian” within the meaning of such term under the Plan, the Option referred to in this letter will be exercisable for Common Voting Shares. If you are not a “Canadian” within the meaning of such term under the Plan, the Option referred to in this letter will be exercisable for Variable Voting Shares. If you agree to participate in the Plan and comply with its terms and conditions, please sign one copy of this letter and return it to _____________ by .

DHX MEDIA LTD.

By:

I have read the DHX Media Ltd. Stock Option Plan and agree to comply with, and agree that my participation is subject in all respects to, its terms and conditions. I ____ am / ____ am not a “Canadian” within the meaning of such term under the Plan [check applicable response]:

(Signature)

(Date)

2

SCHEDULE “B”

DHX MEDIA LTD.

STOCK OPTION PLAN

NOTICE OF INTENT TO EXERCISE OPTION

I, ________________, hereby exercise my option to purchase _________ [Common Voting Shares] [Variable Voting Shares] of DHX Media Ltd. (the “Company”) at a purchase price of $_____________ per [Common Voting Share] [Variable Voting Share].

This Notice is delivered in respect of the option to purchase __________ [Common Voting Shares] [Variable Voting Shares]of the Company which was granted to me on the _____day of __________, 20__ .

In connection with the foregoing, I enclose a certified cheque or other means of cash payment payable to the Company in the amount of $______________ in full payment for the [Common Voting Shares] [Variable Voting Shares]to be received by me upon receipt by the Company of this Notice and such payment. I confirm that I ____ am / ____ am not a “Canadian” within the meaning of such term under the Plan [check applicable response].

Date	Signature